Exhibit 12.1

NORTEK HOLDINGS, INC.
RATIO OF EARNINGS TO FIXED CHARGES

	ACTUAL
	YEAR ENDED			PERIOD FROM		PERIOD FROM	PERIOD FROM		PERIOD FROM
	DECEMBER 31,			JAN. 1, 2004 TO		AUG 28, 2004 TO	JAN. 1, 2003 TO		JAN. 10, 2003 TO
	2007	2006	2005	AUG 27, 2004		DEC 31, 2004	JAN. 9, 2003		DEC. 31, 2003

	(IN MILLIONS EXCEPT RATIOS)
EARNINGS:
Earnings (loss) from continuing operations	32.4	89.7	80.5	(111.3)		(2.2)	(60.9)		62.1
Provision (benefit) for income taxes	33.1	63.9	56.1	(41.4)		4.3	(21.8)		41.4

“Earnings”	65.5	153.6	136.6	(152.7)		2.1	(82.7)		103.5

FIXED CHARGES:
Interest expense including amortization of debt expense and discount	122.0	115.6	102.4	56.1		40.3	1.0		57.4
Interest portion of rental expense	15.5	13.3	10.8	6.4		3.4	0.2		8.2

“Fixed Charges”	137.5	128.9	113.2	62.5		43.7	1.2		65.6

Earnings Available for Fixed Charges	203.0	282.5	249.8	(90.2	)(1)	45.8	(81.5	)(1)	169.1

Ratio of Earnings to Fixed Charges	1.5	2.2	2.2			1.0			2.6

	ACTUAL			PRO FORMA
	FIRST QUARTER	FIRST QUARTER	PRO FORMA	FIRST QUARTER
	ENDED	ENDED	YEAR ENDED	ENDED
	MARCH 29, 2008	MARCH 31, 2007	DEC. 31, 2007	MARCH 29, 2008

	(IN MILLIONS EXCEPT RATIOS)
EARNINGS:
(Loss) earnings from continuing operations	(4.1)	9.2	14.3	(10.6)
(Benefit) provision for income taxes	(0.3)	6.9	22.8	(3.5)

“Earnings”	(3.8)	16.1	37.1	(14.1)

FIXED CHARGES:
Interest expense including amortization of debt expense and discount	27.4	29.2	150.4	37.7
Interest portion of rental expense	3.9	3.9	15.5	3.9

“Fixed Charges”	31.3	33.1	165.9	41.6

Earnings Available for Fixed Charges	27.5 (1)	49.2	203.0	27.5 (1)

Ratio of Earnings to Fixed Charges		1.5	1.2

(1)	Earnings were insufficient to cover fixed charges by approximately $152.7 million, $82.7 million, $3.8 million and $14.1 million for the period from January 1, 2004 to August 27, 2004, the period from January 1, 2003 to January 9, 2003 and the historical and pro-forma results for the first quarter ended March 29, 2008, respectively.